FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS REPORTS ANNUAL FINANCIAL AND OPERATING RESULTS

CAMBRIDGE, MA, March 10, 2020 - Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today reported financial and operating results, including an update on its transformation program, for the year ended December 31, 2019.

2019 Transformation Program

2019 was a critical year in Trillium's evolution toward a more clinical development-focused CD47 immuno-oncology company. Key developments, as part of a wide-ranging transformation program, were:

  Transitioned leadership to a new CEO, Jan Skvarka, who joined in September. Mr. Skvarka is an experienced healthcare executive, who was previously CEO of a PureTech Health portfolio company (Tal Medical), and leading Partner in the Healthcare practice at Bain & Company. He holds an MBA from Harvard Business School.
  Established office in Cambridge, MA, which will allow the company to tap the local talent pool. The CEO office and clinical development are now based in Cambridge.
  Restructured the company's footprint by reducing staff by 40% to create a more efficient organization with stronger clinical development focus, as well as extend the cash runway.
  Substantially revised the company strategy, namely:
    Refocused on intravenous TTI-621 & TTI-622 programs and large hematologic malignancy indications, specifically acute myeloid lymphoma & myelodysplastic syndromes (AML/MDS), peripheral T-cell lymphoma (PTCL), diffuse large B-cell lymphoma (DLBCL) and multiple myeloma;
    Deprioritized a lead intratumoral TTI-621 program with intended focus on early-stage cutaneous T-cell lymphoma (CTCL).

  Zeroed in on execution of TTI-621 & TTI-622 dose escalation studies, which were declared mission critical path in the near term.

Subsequently, on January 7, 2020, the company announced a data update that confirmed TTI-621 monotherapy activity at initial low dose escalation levels (up to 0.5 mg/kg) across several hematologic malignancies. As such, TTI-621 is the only CD47 blocker that has shown meaningful single agent activity. Further dose optimization is in progress, and TTI-621 is now enrolling patients at a 1.4 mg/kg dose level, or 7 times the initially selected dose at which monotherapy activity was observed.

Following the (i) transformation program, (ii) changes in strategic direction, and (iii) encouraging data update, the company raised $117 million in January 2020, in a substantially oversubscribed public offering. Among key investors were experienced healthcare funds, such as Boxer Capital, Logos Capital, New Enterprise Associates, Venrock Healthcare Capital Partners and Vivo Capital. Paul Walker joined the Board of Directors, and Ali Behbahani became Board Observer; both are General Partners at NEA.

Cash Position and Guidance

As of February 28, the company had approximately $130 million in cash and cash equivalents.

Over the next three years (2020-22), the company plans to accomplish the following goals:

  Complete TTI-621 and TTI-622 dose escalation studies, expected in 2020 (potentially in 2021, depending on the dose selected);
  Conduct 3-4 new hematologic malignancy studies in AML/MDS, PTCL, DLBCL and/or multiple myeloma; and
  Initiate and complete a solid tumor exploratory effort with TTI-621 in several key indications.

In 2020, the company will provide the following updates:

  TTI-622 study update at the 2020 ASCO annual meeting;
  TTI-621 study update mid-year and at the 2020 ASH annual meeting;
  TTI-621 and TTI-622 study updates once maximum tolerated doses or recommended phase 2 doses are identified.

Annual 2019 Financial Results:

As of December 31, 2019, Trillium had cash and cash equivalents and marketable securities, and working capital of $22.7 million and $9.8 million, respectively, compared to $33.4 million and $25.1 million, respectively at December 31, 2018. The decrease in cash and cash equivalents and marketable securities, and the decrease in working capital were due mainly to cash used in operations, partially offset by the cash received from the February 2019 public offering. The decrease in working capital was due mainly to cash used in operations and an increase to accounts payable and accrued liabilities due to timing of clinical trial related payments.

Net loss for the year ended December 31, 2019 of $41.6 million was higher than the loss of $32.9 million for the year ended December 31, 2018. The net loss was higher due mainly to a warrant liability revaluation loss of $5.7 million, the write down of Fluorinov intangible assets of $3.0 million, higher manufacturing costs, and a net foreign currency loss of $0.8 million in the current year compared to a net foreign currency gain of $2.7 million in the prior year. The higher loss was partially offset by lower clinical trial expenses.

In January 2020, the Company completed an underwritten public offering for gross proceeds of $117 million comprising 41,279,090 common shares and 1,250,000 Series II Non-Voting Convertible First Preferred Shares, each issued at $2.75 per share.

Selected Consolidated Financial Information:

Consolidated statements of loss and comprehensive loss
Amounts in thousands of US dollars except per share amounts	Year ended December 31, 2019	Year ended December 31, 2018
Research and development expenses	$27,171	$33,585
General and administrative expenses	5,439	2,786
Net finance costs (income)	6,156	(3,512)
Income tax expense	28	7
Net loss and comprehensive loss for the period	41,622	32,866
Basic and diluted loss per common share	1.65	2.35

Consolidated statements of financial position
Amounts in thousands of US dollars	As at December 31, 2019	As at December 31, 2018
Cash and marketable securities	$22,666	$33,389
Total assets	25,407	40,780
Total equity (deficiency)	(168)	30,591

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The Company's two clinical programs, TTI-621 and TTI-622, target CD47, a "do not eat" signal that cancer cells frequently use to evade the immune system.

The Company's pipeline also includes a preclinical STING (stimulator of interferon genes) agonist program. As previously announced, the program is earmarked for out-licensing.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, our belief that TTI-621 is the only CD47 blocker that has shown meaningful single agent activity, our estimated cash balance and our guidance for the years 2020 through 2022. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the effectiveness and timeliness of preclinical and clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. A discussion of risks and uncertainties facing Trillium appears in Trillium's Annual Information Form for the year ended December 31, 2019 filed with Canadian securities authorities and on Form 40-F with the U.S. Securities Exchange Commission, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Company Contact:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com

www.trilliumtherapeutics.com

Media Relations:

Mike Beyer
Sam Brown Inc.

312-961-2502

mikebeyer@sambrown.com